Global Bond Offering

On July 7, 2005, the Board of Directors of KT Corporation resolved to issue global bonds up to USD 400,000,000. The total amount issued and conditions are to be decided during the offering process. The bonds will be listed at Singapore Stock Exchange. The details regarding bond issuance are as follows:

1. Class of bond: non-registered bond with fixed rate interest
2. Method of principal and interest payment

- Principal: Lump-sum redemption on the maturity
— Interest: Periodic payment every 6 months until the maturity date

3. Closing date: July 19, 2005

4.	Listing exchange: Singapore Stock Exchange